# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LakeShore Biopharma Co., Ltd., CIK 0001946399
CUSIP: G9845F208
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Date of event which requires filing of this statement: 06/24/2026
Filed by CIK 0002078050
Persons authorized to receive notices and communications: Huaqin Xue, c/o Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 133 3571 1066; Oceanpine Capital Inc., c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong (K3), 000000, 86 (10) 6195 9000

## Reporting persons
- Huaqin Xue: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Crystal Peak Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Crystal Peak Investment Inc. (CIK 0002078050): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dave Liguang Chenn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oceanpine Investment Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oceanpine Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Adjuvant Capital Management, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Adjuvant Capital GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Adjuvant Global Health Technology Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Adjuvant Global Health Technology Fund DE, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSA China Growth Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSA Growth Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Superstring Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Superstring Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Epiphron Capital (Hong Kong) Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: LakeShore Biopharma Co., Ltd.
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Comment: This statement on Schedule 13D constitutes Amendment No. 7 to the initial Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission as of July 22, 2025, as amended by Amendment No. 1 to the Original Schedule 13D filed as of August 27, 2025, Amendment No. 2 to the Original Schedule 13D filed as of October 29, 2025, Amendment No. 3 to the Original Schedule 13D filed as of November 4, 2025, Amendment No. 4 to the Original Schedule 13D filed as of February 5, 2026, Amendment No. 5 to the Original Schedule 13D filed as of March 25, 2026, and Amendment No. 6 to the Original Schedule 13D filed as of April 29, 2026 (together with the Original Schedule 13D, the "Original Filings"), with respect to the ordinary shares, par value $0.0002 per share (the "Ordinary Shares") of the Issuer. Except as amended and supplemented herein, the Original Filings are unmodified and remain in full force and effect as to the applicable reporting persons thereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On June 19, 2026, an extraordinary general meeting of the shareholders of the Issuer was held. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the plan of merger (the "Plan of Merger") required to be registered with the Registrar of Companies of the Cayman Islands (the "Cayman Registrar") in connection with the Merger, and the consummation of the transactions contemplated thereby, including the Merger.

Pursuant to the A&R Support Agreement entered into by and among the Rollover Shareholders, Parent and the Issuer, the Rollover Shareholders have agreed, among other things, to (i) cancel the Rollover Shares beneficially owned by them for no cash consideration and (ii) subscribe for newly issued shares of Parent at or immediately prior to the Effective Time (as defined below). The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the A&R Support Agreement, a copy of which is filed as Exhibit 99.22 to the Schedule 13D and is incorporated herein by reference in its entirety.

On June 24, 2026, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of June 24, 2026, pursuant to which the Merger became effective on June 24, 2026 (the "Effective Time"). As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent.

At the Effective Time, (i) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement)) and the Dissenting Shares (as defined in the Merger Agreement) was cancelled and ceased to exist in exchange for the right to receive US$0.066 per share (the "Per Share Merger Consideration") in cash, and (ii) each Excluded Share was cancelled and ceased to exist without payment of any consideration or distribution therefor.

From and after the Effective Time, each warrant to purchase Ordinary Shares of the Issuer (the "Company Warrant") was, by virtue of the Merger, treated in the manner as set forth in the warrant agreement, dated June 8, 2021, by and between Summit Health Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended by the warrant assignment agreement, dated September 29, 2022, by and among Summit Healthcare Acquisition Corp., the Issuer and Continental Stock Transfer & Trust Company.

Pursuant to Section 4.5 of the Warrant Agreement, in the case of any merger or consolidation of the Issuer with or into another corporation (other than a consolidation or merger in which the Issuer is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Ordinary Shares), the holders of the Company Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Company Warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such merger or consolidation, that the holder of the Company Warrants would have received if such holder had exercised his, her or its Company Warrant(s) immediately prior to such event. Accordingly, as a result of the Merger and immediately after the Effective Time, the holder(s) of each of the Company Warrants that were issued and outstanding immediately prior to the Effective Time have the right to receive US$0.0066 (being one-tenth of the Per Share Merger Consideration as one Company Warrant is exercisable for one-tenth of an Ordinary Share) per Company Warrant in cash, upon the exercise of such Company Warrant by paying US$11.5, the exercise price per Company Warrant, to the surviving company.

Section 4.5 of the Warrant Agreement further provides that, if less than 70% of the consideration receivable by the holders of the Ordinary Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Company Warrant properly exercises the Company Warrant within thirty days following public disclosure of the consummation of such applicable event by the Issuer, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Company Warrant.

In addition to the foregoing, at the Effective Time, the Issuer terminated the 2020 Share Incentive Plan of the Issuer (the "2020 Plan") and the 2024 Share Incentive Plan of the Issuer (the "2024 Plan", together with the 2020 Plan, collectively, the "Share Incentive Plans") and all award agreements entered into thereunder in respect of each option to purchase Ordinary Shares (the "Company Option") and each restricted share unit or the right to acquire Ordinary Shares (the "Company RSU") granted under the Share Incentive Plans.

At the Effective Time, each Company Option granted under the 2020 Plan that was not vested and was outstanding immediately prior to the Effective Time was fully vested as of the Effective Time. Each of the Company Options granted under the 2020 Plan that were fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that became fully vested as of the Effective Time pursuant to the preceding sentence was cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price of such Company Option, multiplied by (ii) the number of Ordinary Shares underlying such Company Option, which amount will be paid as soon as reasonably practicable following the Effective Time by the surviving company pursuant to the ordinary payroll practices; provided, that if the exercise price of any such vested Company Option was equal to or greater than the Per Share Merger Consideration, such vested Company Option was cancelled without any payment therefor.

Each Company RSU granted under the 2020 Plan that was not vested and was outstanding immediately prior to the Effective Time was fully vested immediately prior to the Effective Time. Each of the Company RSUs granted under the 2020 Plan that were fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that became fully vested as of the Effective Time pursuant to the preceding sentence was cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Ordinary Shares subject to such Company RSU, which amount will be paid as soon as reasonably practicable following the Effective Time by the surviving company pursuant to the ordinary payroll practices.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, each Company Option under the 2024 Plan, whether vested or unvested, was assumed by Parent as an option to purchase the Parent Shares under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Ordinary Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) a fraction (such ratio, the "Exchange Ratio"), the numerator of which is the Per Share Merger Consideration and the denominator of which is the fair market value of a Parent Share as of the Effective Time and rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the assumed option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each assumed option continues to have, and is subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, each Company RSU under the 2024 Plan, whether vested or unvested, was assumed by Parent as a restricted stock unit award with respect to a number of Parent Shares equal to the product of (i) the number of Ordinary Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each assumed restricted stock unit award continues to have, and is subject to, the same terms and conditions as the corresponding Company RSU set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

The Financial Industry Regulatory Authority, Inc. ("FINRA") was notified about the Merger prior to its effectiveness, and is expected to remove the Company's trading symbols on or after the date hereof, and as a result the Ordinary Shares and the Company Warrants will be ceased to be quoted on the OTC Pink of the OTC Markets. The Issuer intends to suspend its reporting obligations under the Act by filing a certification and notice on Form 15 with the SEC. The Issuer's reporting obligations under the Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons do not beneficially own any Ordinary Shares, or have any voting or dispositive power over any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described in Item 4 of this Schedule 13D, on June 24, 2026, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. This Amendment No. 7 is the final amendment to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.19* Joint Filing Agreement dated April 29, 2026 by and among the Reporting Persons.

* Previously filed.

## Signatures
- Huaqin Xue: /s/ Huaqin Xue, Huaqin Xue (06/25/2026)
- Crystal Peak Holdings Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (06/25/2026)
- Crystal Peak Investment Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (06/25/2026)
- Dave Liguang Chenn: /s/ Dave Liguang Chenn, Dave Liguang Chenn (06/25/2026)
- Oceanpine Investment Fund II LP: /s/ Dave Liguang Chenn, Dave Liguang Chenn/Director (06/25/2026)
- Oceanpine Capital Inc.: /s/ Jiayu Yang, Jiayu Yang/Director (06/25/2026)
- Adjuvant Capital Management, L.L.C.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (06/25/2026)
- Adjuvant Capital GP, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (06/25/2026)
- Adjuvant Global Health Technology Fund, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (06/25/2026)
- Adjuvant Global Health Technology Fund DE, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (06/25/2026)
- MSA China Growth Fund II GP, LLC: /s/ Yu (Jenny) Zeng, Yu (Jenny) Zeng/Manager (06/25/2026)
- MSA Growth Fund II, L.P.: /s/ Yu (Jenny) Zeng, Yu (Jenny) Zeng/Managing Partner (06/25/2026)
- Superstring Capital Management LP: /s/ Ting Guo, Ting Guo/Managing Partner (06/25/2026)
- Superstring Capital Master Fund LP: /s/ Ting Guo, Ting Guo/General Partner (06/25/2026)
- Epiphron Capital (Hong Kong) Limited: /s/ Sherry Xiaoyu Liu, Sherry Xiaoyu Liu/Director (06/25/2026)